UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Novatel Wireless, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

66987M604

(CUSIP Number)

Bruce A. Karsh

333 South Grand Ave., Suite 2800

Los Angeles, California 90071

213-830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987M604	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bruce A. Karsh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,350,000
	8.	Shared Voting Power 650,000
	9.	Sole Dispositive Power 2,350,000
	10.	Shared Dispositive Power 650,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 66987M604	Page 3 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Karsh Family Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 650,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 650,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 650,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

Common Stock, $0.001 par value (the “Common Stock”)

Novatel Wireless, Inc. (the “Company”), 9645 Scranton Road, Suite 205, San Diego, CA 92121

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by Bruce A. Karsh and The Karsh Family Foundation (the “Foundation” and together with Mr. Karsh, the “Reporting Persons”).

(b) – (c) Mr. Karsh’s business address is 333 South Grand Ave., Suite 2800, Los Angeles, CA 90071. Mr. Karsh is the President and Chief Investment Officer of Oaktree Capital Management, L.P., an investment management firm, located at 333 South Grand Ave., Suite 2800, Los Angeles, CA 90071. The Foundation is a private charitable trust organized under the laws of the State of California, located at 1201 Tower Grove Drive, Beverly Hills, CA 90210.

Mr. Karsh is one of two trustees of the Foundation. The other trustee is his wife, Martha L. Karsh. Mrs. Karsh is a philanthropist and her business address is 1201 Tower Grove Drive, Beverly Hills, CA 90210.

(d) None.

(e) None.

(f) Mr. and Mrs. Karsh are citizens of the U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Karsh purchased the 3,000,000 shares of the Company’s Common Stock (the “Shares”) referenced in this Schedule 13D with personal funds in the open market. The aggregate purchase price for the Shares was $6,337,491. Mr. Karsh made a gift of 250,000 Shares to the Foundation in June 2013, and he made an additional gift of 400,000 Shares to the Foundation in July 2013.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes.

The Reporting Persons believe that the Company’s Chief Executive Officer, Peter Leparulo, has had ample opportunity to reverse the Company’s disappointing financial performance and has failed to do so. The Reporting Persons believe it is time for the Company’s Board of Directors to replace Mr. Leparulo with a new Chief Executive Officer. Mr. Karsh conveyed this message to the Company’s Chairman, Sue Swenson, on May 30, 2014.

The Reporting Persons will continue to evaluate their ownership and voting position in the Company and may consider the following future courses of action, among others: (i) continuing to hold the Shares for investment; (ii) disposing of all or a portion of the Shares in open market sales or in privately negotiated transactions; (iii) acquiring additional shares of the Company’s Common Stock in the open market or in privately negotiated transactions; (iv) entering into hedging transactions; (v) voting the Shares as they deem appropriate on existing or future proposals that may be submitted to the Company’s shareholders for approval; and/or (vi) seeking to have discussions with the Company’s management and Board of Directors regarding the Company’s business and ways to maximize shareholder value. The Reporting Persons’ future actions with regard to their investment in the Company are dependent on their evaluation of a variety of circumstances affecting the Company, and they reserve the right to take whatever future action is deemed appropriate under the circumstances that then exist.

Except as set forth in this Schedule 13D, the Reporting Persons have no present intent or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of Shares and the percentage of the Company’s Common Stock owned by the Reporting Persons.

(b) See items 7 through 10 on the cover pages to this Schedule 13D.

(c) None.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated June 2, 2014, attached as Exhibit 99.1 hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated June 2, 2014

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2014	/s/ Bruce A. Karsh
Bruce A. Karsh

The Karsh Family Foundation

	By:	/s/ Bruce A. Karsh
Bruce A. Karsh
Trustee

	By:	/s/ Martha L. Karsh
Martha L. Karsh
Trustee

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Common Stock, $0.001 par value, of Novatel Wireless, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on his or its behalf any and all amendments to such Statement.

Date: June 2, 2014	/s/ Bruce A. Karsh
Bruce A. Karsh

The Karsh Family Foundation

	By:	/s/ Bruce A. Karsh
Bruce A. Karsh
Trustee

	By:	/s/ Martha L. Karsh
Martha L. Karsh
Trustee